2005 OBJECTIVES and ACHIEVEMENTS

2005 Objectives	Achievements
▪ Return Barbrook Gold Mine in South Africa to economic gold production.

Almost 200% increase in gold production compared to 2004, from 1,693 ounces to 4,951 ounces and tonnes milled increased from 26,592 to 66,365. Commenced capital projects to expand the mine and plant throughput to 15,000 tpm.

▪ Continue developing additional reserves and resources at Barbrook Gold Mine.	Development during the year was focused on opening up the ore bodies for mining and on the development of additional ore reserves.
▪ Obtain the Prospecting Rights for the Grasvally portions of the Rooipoort Platinum Exploration Project.	Obtained the Prospecting Rights for Grasvally. Drilling program completed with 4,207 metres drilled during the year on Grasvally.
▪ Complete the feasibility studies of installing a Biox® bacterial leach and/or ultra-fine milling and/or Dense Media Separation circuit at Barbrook Gold Mine and commence construction.

Biox® testwork was completed. Updated Biox® operating costs have been determined. The test results will enable a final Biox® plant design to be completed. The design will be tailored to the current plant expansion, however the decision to proceed with Biox® will be postponed until the plant expansion has been assessed. Ultra fine-milling testwork has been completed and shows a significant reduction in gold residue losses from the plant.  There is also a potential saving in the milling cost. Ultra fine-milling is included in the 15,000 tpm plant expansion circuit.

▪ Identify the platinum resource on the Rooipoort and Grasvally properties which form the Rooipoort Platinum Exploration Project in South Africa.	An independent resource estimate was calculated and incorporated into a NI 43-101 report by RSG Global of Australia. The results are given on page 12 of this report.

▪

From the existing exploration information and the recently completed high resolution airborne Geophysics and Soil Chemical Programs, identify and drill possible extensions to the known ore zones on the Eersteling and Zandrivier Mining Licence areas.

Follow-up aeromagnetic survey and gold-in-soil results together with compilation of previous work has highlighted the near surface gold potential along 12km of known gold bearing structures in the Eersteling area. Similar compilation in the Zandrivier area has identified a number of potential target structures for similar work.

▪ Confirm the feasibility of producing an economic cobalt concentrate from the Nama property in Zambia. Construct a pilot plant at Nama to produce a cobalt concentrate for testing.

Further testwork by Mintek continued. Reinterpretation of the airborne geophysical data was commenced and completed during the year. A number of as yet untested areas have been identified for follow-up.

▪ Conclude an agreement with a cobalt end producer to purchase cobalt concentrate produced at Nama or possibly form a strategic alliance to achieve this objective.

Signed Letter of Intent with a Refinery and they have commenced preliminary testwork.  An amendment to the existing Environmental Brief to allow pilot plant operations has been approved by the Environmental Council of Zambia.

▪ Seek a joint-venture partner to commence an exploration program at the Kadola copper/cobalt and the Eureka copper/gold properties in Zambia.	Discussion ongoing with various interested parties.
▪ Expand the Board of Directors to address ongoing Corporate Governance requirements.	Rupert Pardoe joined the Board as non-executive Chairman and the various Board Committees were restructured accordingly.

2005 Objectives	Achievements
▪ Implement succession plans for senior executive and operational staff.	Succession plan developed and being considered.
▪ Strengthen the Investor Relations and Public Relations functions.	Appointed BuckBias as Caledonia’s IR and PR consultants for all markets.
▪ List Caledonia on the London Stock Exchange Alternative Investment Market with an issue of new shares to support the activities required to meet these objectives.	Caledonia successfully listed on AIM on June 27 with an issue of 34,888,888 new shares.

2006 OBJECTIVES

▪

Optimise gold production at Barbrook Mine in South Africa to treat at least 15,000 tpm.

▪

Continue developing additional reserves/resources at Barbrook Mine.

▪

Complete metallurgical studies to confirm viability of economic gold recovery from Daylight & Victory ores at Barbrook Mine.

▪

Improve safety awareness at Barbrook Mine and further develop necessary programs to ensure a safe operation.

▪

Further explore the polymetallic resource on the farms Rooipoort and Grasvally which form the Rooipoort PGE/Ni/Cu Exploration Project in South Africa.

▪

Increase the land holdings around the Rooipoort Exploration Project area.

▪

Drill identified extensions to the known ore zones on the Eersteling and Zandrivier Mining Licence areas.

▪

Continue with efforts to conclude an agreement with a cobalt end producer to purchase cobalt concentrate produced at Nama and/or form strategic alliances to achieve this objective.

▪

Seek a joint-venture partner to commence an exploration program at the Kadola copper/cobalt and the Eureka copper/gold properties in Zambia.

▪

Pursue possible acquisitions and/or strategic partnerships to expand Caledonia’s portfolio of properties in Southern Africa.

▪

Expand the Board of Directors to address ongoing Corporate Governance requirements.

▪

Implement succession plans for senior executive and operational staff.

▪

Strengthen the Investor Relations and Public Relations functions within Caledonia.

▪

Conclude necessary agreements to satisfy the South African Black Economic Empowerment (“BEE”) requirements.

▪

Arrange necessary financing to support the activities required to meet these objectives.

PERFORMANCE HIGHLIGHTS
	2005	2004	2003(1)	2002(1)	2001(1)
Financial – C$ 000’s
Revenue from Sales	2,642	841	646	27	124
Gross Profit (Loss)	(5,275)	(5,610)	(2,984)	(118)	(143)
Expenses (General and Administration, Interest and Amortization)	4,405	2,959	1,841	1,585	1,130
Net Income (Loss) – before Write-Downs	(9,528)	(8,917)	(4,737)	(1,856)	(1,096)
Net Income (Loss) - after Write-Downs	(9,680)	(9,979)	(14,496)	(4,446)	(1,096
Cash	1,076	6,470	4,179	1,864	90
Current Assets	2,264	7,481	4,573	2,094	184
Assets	22,338	23,666	19,530	24,969	25,183
Current Liabilities	2,589	1,062	790	1,336	2,701
Long Term Liabilities	377	423	1,089	1,073	1,499
Working Capital (Deficiency)	(325)	6,419	3,783	758	(2,517)
Shareholders’ Equity	19,372	22,181	17,651	22,560	20,983
Total Capital Expenditures including Mineral Properties	5,284	3,813	2,279	613	23
Expenditures on Mineral Properties	2,583	2,298	2,042	624	23
Financing Raised	6,588	14,314	9,511	5,174	1,078
Share Information
Market Capitalization ($ Thousands)	42,632	39,145	105,955	86,836	9,086
Shares Outstanding (Thousands)	370,715	301,112	252,274	211,795	165,202
Warrants & Options (Thousands)	34,748	52,342	27,348	28,055	19,566
Earnings (Loss) per Share	(0.03)	(0.03)	(0.06)	(0.02)	(0.01)
TSE Share Price High	0.18	0.465	0.610	0.44	0.09
TSE Share Price Low	0.10	0.12	0.215	0.060	0.04
TSE Share Volume (Thousands)	61,214	56,934	99,233	81,234	22,310
NASDAQ Share Price High (US$)	0.15	0.37	0.39	0.281	0.06
NASDAQ Share Price Low (US$)	0.08	0.10	0.16	0.040	0.02
NASDAQ Share Volume (Thousands)	105,151	210,251	440,811	271,404	74,714
AIM Share Price High (pence)	6.25	-	-	-	-
AIM Share Price Low (pence)	4.50	-	-	-	-
AIM Share Volume (Thousands)	856	-	-	-	-
Operating Results (1)
Gold Production (Ounces)	4,951	1,693	1,187	52	114
Silver Production (Ounces)	264	66	42	4	-
Average Cost per Ounce Gold (US $) Sold	1,241	2,310	3,129	-	-
Average Revenue per Ounce Gold (US $) Sold	441	415	402	-	-
Year End Gold Resource (Thousand Ounces)	2,478	2,459	2,478	2,489	2,930

(1)

Restated for the adoption of the Asset Retirement Obligations change in accounting policy

Letter to Shareholders

2005 has been another challenging and exciting year for Caledonia as we work towards increasing the mining and milling rates at Barbrook Gold Mine and returning the mine to profitable gold production and consolidate work on our exciting Nama Cobalt/Copper Deposit in Zambia.  While the macro-economic environment in South Africa continues to be favourable, the overall outlook for commodity prices is positive but a stronger South African Rand has had a negative impact on the profitability of the South African mining industry as a whole.

Work at Barbrook Gold Mine in South Africa continued to focus on optimizing the metallurgical circuits.  By mid year, after considering the development of the additional mining resources and the extended mining areas, it was decided that the mineral resources would support a larger plant on a sustainable basis. The metallurgical plant expansion to treat 15,000 tonnes per month was designed and constructed during the second half of the year. The plant expansion was commissioned in January 2006 as soon as the holiday season was over.  This plant expansion incorporates the re-commissioning of the existing 1300kw Allis Chalmers mill, the installation of an expanded flash flotation, carbon cleaning circuits, ultra-fine grinding circuit and RIL circuits.  Underground the work of proving up additional reserves and resources to establish a sustainable and profitable production base and a more flexible mining area is continuing.  Following these enhancements, we remain confident that we will be able to return Barbrook to economic gold production during 2006 despite the benefits of a strong gold price being offset by a strong rand.

Exploration work continued throughout the year at the Rooipoort and Grasvally properties of the Rooipoort PGE/Ni/Cu Exploration Project, south of Mokopane and 54 holes totalling 18,450 meters were drilled. RSG Global completed an independent NI 43-101 compliant resource calculation and declared an inferred resource of 18 million tonnes, containing an estimated 428,586 oz Pd, 274,193 oz Pt, 33,313 tonnes Ni, 20,114 tonnes Cu. Additional exploration is planned to follow up on additional targets within the property.

Caledonia subscribes to the Black Economic Empowerment (“BEE”) legislation, which was introduced to reverse previous discriminatory practices in South Africa, and is actively seeking suitable BEE partners for its South African operations in the strong conviction that, in the long term, this approach will add significant value for Caledonia shareholders. Significant progress was made during 2005, however no agreements were concluded. We hope to update shareholders on progress in this regard during the course of 2006.

Our exciting cobalt project Nama, in northern Zambia, has made steady progress. Nama could be one of the largest primary cobalt deposits in the world. Negotiations with large potential end-users continue and Caledonia expects to enter into long term supply contracts during 2006.

At the Mulonga Plain Diamond Project in Zambia and the Kikerk Lake Diamond Venture in Northern Canada, our joint venture partners have continued their obligations to fund the exploration programs. Both projects were drilled during the year. Results of these programs are provided later in this report. Caledonia’s interest in Mulonga Plain remains 40% and 17.5% at Kikerk Lake.

Caledonia continues to believe the gold price will maintain its upward trend in the near term. The US$ gold price has continued to rise, reaching in excess of US$530 per ounce in December 2005. Caledonia management believes that gold bullion and gold shares remain in a long-term bull market. To maximise the benefit of the current strong price, Caledonia has decided to remain unhedged. It should be noted that the South African Rand gold price has increased compared to 2004. As Barbrook’s operating costs are in Rand this increase enhances the project economics.

Turning to the financial performance of the company, Caledonia continues to be debt-free having raised $6.6 million from private placements and exercise of warrants. During 2005, the company suffered a loss of $9.9 million which included an operating loss of $5.3 million. $5.3 million was invested in capital assets and mineral properties, mainly in South Africa. Net cash available at year end totalled $879,000.

In June 2005, Caledonia listed the company’s shares on the Alternative Investment Market in London, England with the symbol “CMCL” in conjunction with a financing. The Board believes this listing will introduce Caledonia to the London and European based institutional investors, offer Caledonia greater market exposure and analyst research coverage, and further broaden the shareholder base, ultimately benefiting all shareholders.

This year, the company will continue to focus on implementing succession plans for senior executive and operational staff, as well as expand the Board of Directors to address ongoing Corporate Governance requirements.

The future for Caledonia shareholders is promising as the company is uniquely positioned during 2006 to expand and develop its gold production, its cobalt/copper project, its nickel/platinum exploration project and its diamond projects. The further strengthening of its Board of Directors should also show benefits in ensuring that the company meets its Corporate Governance and Strategic objectives.

At the end of 2005 Chris Harvey retired from Caledonia. He has however agreed to continue to make himself available to serve as a director. In addition, he will continue to provide technical consulting services to the Company as required, so his vast expertise and knowledge will not be lost to the Group. I’m sure my fellow directors will join me in thanking Chris sincerely for his enormous contribution to Caledonia over the past decade, and wishing him and Eileen every happiness for the future.

Finally, my thanks go to Caledonia’s management, directors, staff, joint venture partners, and particularly to our shareholders for supporting Caledonia during the challenges and opportunities of another year.  The management and directors look forward to your continued confidence as we work diligently towards the objective of building Caledonia into a significant diversified international mining company.

On behalf of the Board of Directors,

(Signed)

S. E. Hayden                                                                                  Johannesburg, 18th March 2006

President and Chief Executive Officer

CALEDONIA MINING CORPORATION

March 18, 2005

Management’s Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial condition of Caledonia Mining Corporation (the “Company”, “Caledonia”) for the fiscal years ended December 31, 2005, December 31, 2004 and December 31, 2003 should be read in conjunction with the Consolidated Financial Statements and the Annual Information Form and Press Releases issued by the company, all of which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from the Company website at www.caledoniamining.com. The Consolidated Financial Statements and related notes have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

Caledonia was formed in February 1992 and is listed on the Toronto Stock Exchange as “CAL”, on NASDAQ-OTCBB as “CALVF”, and on London’s AIM as “CMCL”.

VISION AND STRATEGY

Caledonia is an exploration, development and mining company with a producing gold operation in South Africa and a diversified exploration portfolio of projects in Canada, South Africa and Zambia, some of which are joint ventures. Caledonia’s objective is to develop the asset base into a significant diversified international mining company through profitable gold production and successful exploration activity, focused primarily on Southern Africa.

Caledonia’s business model is to identify and acquire properties or projects early in the development cycle, which have the potential to become low cost operations, and then add value by developing the asset, either as an operator or through a joint venture agreement.  The possibility of divestiture in whole or part will be considered at different points in time on the valuation curve and will be governed by the benefit to shareholders.  Where appropriate, Caledonia will seek strategic alliances with well-managed exploration or operating companies through existing or new joint ventures.

The Company has a strong management team and Board of Directors with diverse expertise in gold production, mineral exploration, mine development, finance and marketing.

With the expectation of continuing improvements in commodity prices over the long term, Caledonia is following the strategy of diversification through its current exploration activities for diamonds, gold, platinum group metals and base metals. With the potential of improved political conditions in many Southern African countries, Caledonia is reviewing mining opportunities in these countries.

CORE BUSINESSES

GOLD MINING

Barbrook Mines Limited

The 100% owned Barbrook Mines Limited (“Barbrook”) is located near the historic gold-mining town of Barberton in the Mpumalanga province of the Republic of South Africa, approximately 375 km east of Pretoria and Johannesburg.  Barberton has a history of gold mining dating back more than 100 years. The Barbrook property, which covers an area of 10,625 acres and extends for a distance of about 28 km along strike, represents a consolidation of approximately twenty previously worked gold mines.

The Barbrook gold deposits occur in the Barberton Greenstone belt, the host for the other gold deposits in the area. The belt is of Archean age and includes some of the oldest volcanic and sedimentary rocks in the World.  The belt trends southwest to the northeast and has been intruded and deformed by various granite plutons along the margins. The Barbrook property covers two steeply-dipping, banded iron formation units trending in an east-west direction.  These two shear zones, called the Zwartkoppie and Barbrook lines, are the host to the Barbrook gold deposits.  The gold mineralization at Barbrook is complex, the gold is generally extremely fine-grained, associated with refractory minerals such as pyrite, pyrrhotite and arsenopyrite, and contains significant concentrations of “preg-robbing” amorphous carbon.

Mining at Barbrook is from underground using an open-stope, sub-level benching method.  Broken ore is trammed to the surface crushing area along the main 10 Level haulage way.  At present all workings are on or between 6 Level and the main 10 Level haulage.  A vertical shaft is currently planned on the French Bob’s ore zone to access the ore blocks below 10 Level. The hoist room and associated accesses on 10 Level have been developed and sinking is expected to commence during the second quarter of 2006.

Barbrook Mine gold reserves and resources are as follows:

GOLD RESERVES & RESOURCES (Undiluted) – as at December 31, 2005

Category	Tonnes *	Gold Grade grams/tonne **	Gold Ounces **
RESERVES Proven Probable Total RESOURCES Measured Indicated Total Inferred * 1 Tonne=1,000 kilograms=2,204.6 pounds	255,000 53,000 308,000 495,000 1,254,000 1,749,000 8,781,000	5.88 6.11 5.92 2.96 5.35 4.67 5.76	48,100 10,400 58,500 47,100 216,000 263,100 1,627,000

**Some numbers may not add due to rounding.

Mr. David Grant, C.Geol., FGS, Pr.Sci.Nat., an independent consultant is the “Independent Qualified Person” for Barbrook’s reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

In the metallurgical processing plant, the broken ore is de-slimed, crushed to minus 13mm size and stored in a coarse ore storage bin.  From this bin, ore is conveyed to the 1300 kW Allis Chalmers primary ball mill, with its associated flash flotation cell. This flash flotation cell recovers and produces a concentrate containing up to 70% of the gold from the mill discharge. The milled ore then passes to the flotation plant, which includes scavenger and cleaner circuits.  The combined flotation concentrates with a gold grade of between 30 to 40 g/t is processed through a carbon removal circuit consisting of Diester Tables and cyclones to remove most of the amorphous carbon that is a gold preg-robber and previously caused metallurgical problems in gold recovery. The amorphous carbon is discarded with the main flotation tailings. The plus 140 micron oversize “carbon-free” concentrate is batch separated from the slurry in the Sala 90 kW regrind mill, and then fed into the 95% -25 microns ore stream feed to the Deswik ultra-fine-grinding mill.   This fine-milled concentrate is pumped to the 3-stage, newly developed Aachen pre-oxidation circuit where oxygen gas is added to satisfy the high oxygen demand of the fine sulphide concentrate.  Paraffin is added to mask any residual carbon preg-robbers and lime is added to increase the pH to above 10 and the slurry is then pumped to the resin-in-leach (RIL) circuit. Gold is then recovered from the loaded resin in the elution and electrowinning circuits. The high-grade gold bullion bars produced are sent to a South African refinery for further processing and sale of gold.

The present metallurgical circuit has a design capacity +/- 20% of 15,000 tonnes per month.  Mining production is planned to reach 15,000 tonnes per month as the underground and stope development progresses and provides greater mining flexibility. As additional ore resources are developed increased production may be possible. Tailings are pumped to the tailings deposition area located about 3km from the mine site.  Tailings deposition operations are managed by a licensed contractor and are fully compliant with all requisite legislation and codes of practice.

Barbrook owns a full mine infrastructure including administration areas, change-house, lamp room, security barracks, training and first aid rooms, mine stores, engineering/maintenance workshops, assay and metallurgical laboratories, explosive magazines and the tailings deposition area.

Eersteling Gold Mining Company Limited

The 100% owned Eersteling Gold Mining Company Limited (“Eersteling”) is located 36 km south of the city of Polokwane in Limpopo Province of the Republic of South Africa, 300 km north of Johannesburg.

The Eersteling Mine and nearby Zandrivier property covers an area of 47,000 acres (19,020 hectares), extending for a distance of about 25 km east-west. They are located in the Pietersburg Greenstone Belt which is of Archean age consisting of an upper and lower sequence.  The upper sequence is a sedimentary unit consisting mainly of conglomerate, grit and sandstone while the lower sequence is undifferentiated mafic and ultramafic volcanic rocks and intrusives, with banded iron formation and chert.  The Willemse shear feature is the locus of gold mineralization in the Eersteling area.

The Eersteling mine has been on care and maintenance since early 1997 when production was suspended due to the then prevailing low gold price. In 2002, Eersteling applied for its required Section 9 permanent mining licence which was granted during April 2003.  Caledonia intends, subject to a sustainable economic rand gold price and favourable Eersteling exploration results, to re-commence commercial production at Eersteling in the future.

The Eersteling Mine gold resource estimate based on the 1997 data before the mine was placed on care and maintenance, is as follows:

GOLD RESOURCES (Undiluted) - as at December 31, 2005
Resource category	Tonnes	Gold Grade g/tonne	Gold Ounces
Measured Indicated Total	60,500 537,000 597,500	7.43 7.78 7.74	14,500 134,400 148,900
Inferred	2,049,000	5.79	381,000

The above resource estimate is historic and the company does not consider this estimate to be a defined resource in terms of National Instrument 43-101. The Company has not completed the work necessary to verify the classification of the resource in terms of National Instrument 43-101 and as such the historic estimate should not be relied upon.

Eersteling has a number of exploration prospects on its mineral holdings, including the Roodepoort Gold Exploration Project and the Rooipoort PGE/Ni/Cu Exploration Project.  These are detailed in the Exploration section of this report.

Eersteling owns a full mine infrastructure, including administration areas, change-houses, lamp room, security barracks, hostels, kitchen and dining areas, training and first aid rooms, mine stores, engineering/maintenance workshops, assay and metallurgical laboratories, explosive magazines and a licensed tailings deposition area.   In the event that mining operations resume at Eersteling, these facilities will require some refurbishing prior to being returned to use.

MARKETING

All gold bullion produced is delivered to Rand Refinery in Germiston, South Africa and sold at spot at the discretion of the company. The company nominates the currency of settlement for each individual sale.

KEY PERFORMANCE FACTORS

The key performance factor of a gold mine is the ability to produce gold at a cost per ounce that is low enough to pay all obligations and generate an acceptable return to shareholders. The price of gold is established in an international market and is considered a commodity. The Rand price of gold plays a large part in determining the profitability of South African gold mines. During 2005, the South African Rand strengthened by 1.2% against the United States dollar and this, coupled with an 8.9% increase in the US$ gold price, resulted in a 7.8% increase in the market Rand gold price per ounce. Due to the timing of Caledonia’s production, the company recorded an increase of 5.2% in the average Rands per ounce received over Caledonia’s 2004 financial year.

CAPABILITY TO DELIVER RESULTS

The successful operation of mining and exploration depends on the presence of economic in-situ resources, the availability of experienced and skilled management and employees and financial resources to be able to carry out the work, and the support of the holding company.

▪

Caledonia initiated a human resources program focused on strengthening senior management.  This program commenced in late 2003 and is detailed in the 2003 and 2004 Annual Reports.   Mr. Patrick Smith was appointed mine manager of Barbrook Mine on August 1, 2005. Additional appointments will be required during 2006 as Mr. Harvey retired in December 2005 and Mr. Johnstone has indicated his intention to retire in September 2006.

▪

Additional Board appointments are now being contemplated to maintain an adequate total number of independent Board directors.

The financings of 2005 and of January/February 2006 enabled Caledonia to carry out the planned development of its projects into 2006. Caledonia remains completely debt-free.

CONSOLIDATED FINANCIAL RESULTS

For the year ended December 31, 2005, the Company recorded a net loss, after write downs, of $9.7 million ($0.031 per share) compared to a net loss of $10.0 million in 2004 ($0.034 per share) and a net loss of $14.5 million ($0.062 per share) in 2003.  The loss in 2005 included losses from operations of $5.3 million.  There was a mineral property write down of $0.152 million in 2005, $1.1 million in 2004 and $9.8 million in 2003. The loss from operating activities of $5.3 million has decreased from the $5.6 million in 2004 as Barbrook’s production levels have increased, although extensive maintenance work also resulted in significant increased cost. In 2003, an operating loss of $3.0 million was recorded. In 2005, general and administrative expense includes a charge of $0.3 million for stock option grant expense as compared to $0.2 million for 2004 and $0.1 million in 2003.

OPERATIONAL REVIEW

Barbrook Mine

There were two fatal accidents in the underground mine at Barbrook during 2005.  In one a miner fell to his death when he slipped while working at an orepass; in the other a train guard was struck by a moving train and died of his injuries.

Operations at Barbrook during 2005 focused mainly on expanding the metallurgical circuit and developing mining areas to cater for the planned increase in mill throughput and to improving the plant gold recovery. The carbon removal circuit developed by Barbrook in 2004 was incorporated into the plant circuit during the first part of the year. Gold recoveries improved during the 2nd quarter – averaging 61% compared to 48% in the first quarter. This gold recovery improvement was not maintained and was probably caused by an overloading of the carbon-removal and the resin-in-leach circuits. The result was that gold recoveries fell to 48% in the 3rd quarter and to 40% in the 4th quarter. Despite the more consistent milling operations in the last half of the year leading to steadier tonnage throughput, gold recoveries still did not reach the targeted 60 to 65%.

Metallurgical tests on the French Bob’s orebody showed that gold recoveries could be slightly increased and made more consistent by ultra fine milling of the flotation concentrate. A review of the mine economics in mid 2005 showed that with newly identified ore zones it would be possible to increase production levels. It was therefore determined that an expansion of the existing metallurgical plant, allowing an increased throughput, would enhance the mine economics. In the second half of 2005, it was decided to expand the metallurgical plant to process at a design rate of 15,000 tonnes per month.

On the mining side, the following changes have been made. Long hole drills were introduced on the stope benches to improve operating efficiencies and to provide a safer mining method.  Mining has been concentrated in the French Bob’s ore zone between 10 and 7 Levels.  Geological sampling and evaluation on the Twala and Taylors zones, adjacent to, and along strike from, the French Bob’s zone is ongoing.  Production from these areas, and up-dip extensions above 7 Level, will supplement the present production allowing the mill throughput to be increased to the 15,000 tonnes per month planned range for 2006.

To ensure the continuity of the ore supply from the French Bob’s and adjacent ore zones, development has started on a vertical shaft, which will provide access to the French Bob’s, Twala and Taylors zones below the 10 Level elevation.  The mine plan is focused on converting the Resources to Reserves by means of underground development and drilling and has now embarked on an aggressive development program to access the Taylors West, Crescent and Browns new zones between 10 Level and 6 Level.

Circuit changes and necessary mechanical repairs to the Barbrook metallurgical plant resulted in sporadic operation during much of 2005.  The results achieved are as follows:

Barbrook Mine – 2005 Production Results
Ore mined	Tonnes	75,411
Development advance	Meters	2,459
Ore milled	Tonnes	66,365
Grade milled	g/t	4.58
Gold sold	Ounces	4,951

In the metallurgical plant, the following changes were made:

The crushing plant was reconfigured to wet washing and screening operation – all of the screens were refurbished and three stage washing and screening employed. The original Allis Chalmers (“AC”), 12ft by 14ft, 1300 kW drive ball mill and its associated feed conveyor and slurry pumping circuits were rehabilitated and a new Outokumpu 20m3 flash flotation cell installed to treat the whole of the AC mill discharge. The secondary flotation section was upgraded and a cleaner flotation section included. The flotation concentrate product is now processed through an expanded carbon-removal circuit consisting of three Diester ‘999’ tables and multiple double-cyclone stages to remove the preg-robbing amorphous carbon and retain the floated gold-bearing sulphide minerals. The flotation tails thickener has been rehabilitated and included in the new circuit. This thickener will re-use most of the water from the flotation and carbon cleaning circuits and thus provides far more efficient pumping and deposition of tailings onto the tailings dam.

The relatively carbon-free flotation concentrate, designed to be about 12 to 15% of the original AC mill feed throughput, is screened to remove trash, thickened and then ultra-fine milled. In February 2006, the Sala mill was reintroduced as a secondary mill to ensure that no oversize material is fed to the Deswik mill.  The 250 litre Deswik turbo-mill developed and produced locally in South Africa, is designed to reduce the size of the flotation concentrate to a D80 of 12 microns. The finely-milled concentrate is processed through the Aachen oxidation sections where the high oxygen demand of the fine concentrate is satisfied by passing it through three Aachen circuits where high pressure oxygen gas is introduced and to the recirculating slurry flow over a specific time period.  A small amount of paraffin is added after the final Aachen treatment. The paraffin ‘blinds’ small amounts of residual amorphous carbon that maystill be present from liberation of carbon in the ultra-fine milling section.  Lime slurry is added in this circuit to maintain the slurry pH between 10 and 11.

The ‘oxidised’ concentrate is pumped through a very fine trash screen sited ahead of a new eight-stage resin-in-leach (RIL) section that originally comprised the CIL section of the old metallurgical plant. The RIL tanks are fitted with Kemix inter-stage resin screens and have been designed to operate as a ‘carousel-type’ operation with sufficient retention time to cater for future tonnage extensions. An entirely new resin washing, elution and electrowinning section has been designed and constructed to handle the larger resin processing requirement.

It is estimated that the above changes will allow for a consistent plant throughput of up to 18,000 tonnes per month and a gold recovery of at least 65% on the Barbrook line ore bodies.

In the Zwartkoppies section of the mine, the higher grade ore zones are generally associated with arsenopyrite. The gold is disseminated within the arsenopyrite as extremely fine particles and poses metallurgical problems in conventional gold recovery methods. Some very preliminary tests based on ultra-fine grinding have shown significant leaching improvements. However, this test work needs to be repeated and optimized on plant scale in order to determine whether such a fine grind and resultant processing can be economically attained. It may be possible to separate an “arsenopyrite” fraction during the carbon-removal process that could be processed separately by ultra-fine milling. Testing of these Daylight/Victory ores will continue in 2006 with the aim of providing the plant with an additional higher grade source than that of the Barbrook line ore zones.

The construction of the new milling plant was largely completed and commissioned in January 2006 and is now fully operational.

Outlook

The forecast production and sale of Caledonia’s gold for 2006 is difficult to estimate at this stage.  It will depend on the rate and timing of the improved gold production expected at Barbrook, which will be better established during March 2006, and the Rand-US Dollar exchange rate and US Dollar gold price that will prevail during 2006.

Looking to the future, should the ultra-fine grinding process tests prove positive, the Daylight/Victory ore zones could provide the Barbrook plant with a readily accessible, additional source of higher than average grade ore.  As highlighted, development is currently in progress on 7 and 10 Levels to provide access to other known ore shoots, such as Crescent and Browns, which extend through both levels. In order to ensure continuity of the ore supply from the French Bob’s ore zone, development has already started on a vertical shaft, which will provide access to the French Bob’s zone below the 10 Level elevation. Further, the mine has also embarked on an aggressive development program to access the lower portions of the French Bob’s, Twala Crescent and Browns ore zones, all part of the Barbrook’s existing underground infrastructure.

Caledonia intends to re-commence commercial production at Eersteling, subject to the Rand gold price maintaining an economic level and favourable Eersteling/Roodeport exploration results.

EXPLORATION AND PROJECT DEVELOPMENT

Rooipoort PGE/Ni/Cu Project (Including Grasvally)

In 2002, Eersteling acquired the Rooipoort PGE/Ni/Cu Prospect from Rustenburg Platinum, owned by Anglo Platinum Limited. The property is located approximately 30 km southwest of the Eersteling Gold Mine property and is located in an area that is presently undergoing a surge in platinum group metal exploration along a well mineralised feature known as the “Platreef”.  In 2004, Caledonia purchased and acquired prospecting rights over an additional 342 hectares on the farm Grasvally, immediately adjacent to and south of the Rooipoort property. To date Caledonia has drilled a total of 18,450 meters in 54 holes on the Rooipoort PGE/Ni/Cu Exploration Project. This drilling covers the full 6km strike length that makes up the project area.

At the end of 2004, flotation amenability test work was performed at the SGS Lakefield laboratories in Johannesburg, South Africa on mineralized composite samples from 5 lithological units prepared from the diamond drill-hole cores to verify the flotation amenability of the ore. The tests included milling and basic flotation to produce a flotation concentrate. The tests indicated that from each of the 5 mineralized zones,  a re-cleaner flotation concentrate of low mass recovery can be produced that contains medium to high recovery of platinum, palladium, gold, copper and nickel . This initial test work indicates that a simple metallurgical process route could process a flotation concentrate from a high-tonnage low-grade feed ore from an open-pit ore source.

In September 2005, an independent resource estimate was calculated and incorporated into a NI 43-101 report by RSG Global of Australia.  The results of this estimate are:

Inferred Resource: At 0.5g/t 2PGE+Au and 200m below surface (900m base)
Zone	Average True Width (m)	Tonnes	2PGE+Au (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	Ni %	Cu %
M2	1.8	12,791,200	1.34	0.42	0.83	0.10	0.20	0.12
L3	1.3	5,337,154	1.15	0.59	0.51	0.05	0.15	0.10

The resource estimate is the work of Dr. Julian Verbeek supported by Mr. Ken Lomberg, both of RSG Global.

Maps and drill logs for the Rooipoort PGE/Ni/Cu Exploration Project shown on Caledonia’s website provide an appreciation of the exploration activity that has been carried out on the Rooipoort property. Also on the website is a Project Summary Report and the full RSG NI 43-101 report.

As a result of the work to date, additional target areas have been identified on the west and north-west of the property (refer to Project Status Report on the website).

In March 2006, the Company concluded an agreement, with Falconbridge Ventures of Africa (Pty) Ltd

(“Falconbridge”) to acquire a 100% interest in Falconbridge’s prospecting rights covering a total area of 4,315.81 hectares adjoining the Company’s Rooipoort project and effectively doubles the area of Caledonia’s Rooipoort Project underlain by Bushveld Complex rocks with proven PGE potential.  Further details of this agreement are available in Note 14 of the attached financial statements.

GOLD

Eersteling Gold Mine

A full geological review of the Eersteling property, including the mine plans and other technical data, was commenced in October 2004 and continued throughout 2005.  The resources at Eersteling were evaluated and a development program prioritized.

Field work in 2005 focussed on mapping of known mineralised reef structures around the Doreen Shaft and the Pienaar and Girlie Reef. Compilation of previous information is being integrated with the results of the high resolution aeromagnetic survey flown in January as well as the gold-in-soil sampling completed in the first quarter.

The near surface gold potential of at least 8 km of gold bearing structures along the Doreen, Pienaar and Girlie structures was highlighted. Only Girlie has been systematically drilled (by Anglo American in the 1980’s) and has an inclined shaft to 60m depth with limited development.  Pienaar was excavated on surface to 10m depth by Eersteling’s previous owners, Severin Mining Development, in early 1990’s. Doreen has a shaft to 60m and 100m of strike development as well as a number of old winzes in the oxide zone which has been systematically trenched. Twenty-three trenches and old workings have been cleared, logged and resampled along the strike of the Doreen reef. A total of 223 channel and grab samples have been collected for analysis. Similar work along the Pienaar strike is planned for 2006. Apart from the vertical Franka shaft, which was sunk to a depth of 220 meters to access the Maltz reef, all other reefs are essentially “virgin” even though they limited access from various shafts.

Diamond drilling is planned in 2006 to systematically test the structures to 100m depth initially.

Roodepoort

The Roodepoort Gold Property is located 22km north-east of the Eersteling Mine and 8km east of the Zandrivier mine. Roodepoort is situated in an area of historical gold mining associated with a near surface unusual gold-bearing albitite intrusive. Grab samples have returned values of up to 2g/t gold from pyritic portions of this unit and values greater than 16g/t gold from younger shear zones.

In 2005, Caledonia concluded that the potential for an open-pit operation, based on gold mineralization in the albitite body, as previously reported, requires further exploration.  However, potential exists for narrow high grade vein mineralization on this property. This requires further evaluation and could provide a source of ore for the Eersteling metallurgical plant. Compilation of previous data and assessment of the intersections made commenced in 2005 and will continue in 2006. Drill sections and drill logs from this program are listed under the Roodepoort Project in the “Maps and Reports” section of the Caledonia website.

DIAMONDS

Kikerk Lake

The Kikerk Lake property consists of 15 mineral leases currently pending approval by the Nunavut Mining Recorder. These leases cover 38,738 acres (15,677 hectares).  It is likely that some of this ground will be relinquished during 2006. In 2001 and 2002, Caledonia announced the discoveries of two diamondiferous kimberlites, “Potentilla” and “Stellaria”, on the Kikerk Lake property in Nunavut Canada, by its joint venture partner and operator of the property, Ashton Mining of Canada Inc. (“Ashton”).  The two kimberlite pipes are approximately 700 meters apart.  In 2005, Ashton collected 108 heavy mineral samples to follow-up on previous anomalous results. These samples have been sent to Ashton’s laboratory, results are expected in the second quarter of 2006.

Approximately 24 line-kilometers of ground magnetic survey were conducted over a structural trend line, there were no new magnetic features noted that would be indicative of kimberlite emplacement.

Four diamond drill holes, totalling 382 meters were drilled to test the Stellaria kimberlite and a possible source of kimberlite indicator minerals east of Stellaria. Results confirm that the Stellaria body has a steep dip to the north-west and limited width.

Caledonia’s 17.5% share of this program is funded by Ashton.  Ashton holds a 52.5% interest, having incurred in excess of $750,000 in exploration expenditures on the property.  This interest can be increased to 59.5% if Ashton funds Caledonia’s share of the costs through to a completed feasibility study.  The remaining 30% interest is held by Stornoway Diamond Corporation.

Mulonga Plain

Caledonia has a joint venture agreement with BHP World Exploration Inc. and its affiliate Motapa Diamonds Inc. (“Motapa”), collectively known as "the BHP Entity", on the Mulonga Plain, Kashiji Plain and Lukulu licences in Western Zambia. Motapa is the project operator on behalf of the joint venture.  The BHP Entity is now vested with a 60% participating interest, with Caledonia holding a 40% interest.  In terms of the joint venture, the BHP Entity will continue to fund operations through the completion of a feasibility study at which point their interest will increase to 75%. Caledonia will then have various options including that of the BHP Entity funding the project through to commercial production.

The Mulonga Plain licence area is located in Western Zambia, between the Zambezi River and the Angolan border identified discrete areas within the licence area. An airborne gravity survey was completed on the easternmost of these in late 2004.

Ten, out of an original eleven, airborne gravity and magnetic targets were drill tested during 2005 and one hole was abandoned due to poor drilling conditions.  Basalt basement was intersected in each of the holes at depths ranging from 87 meters to 173 meters with no kimberlite intercepts reported from any of the holes.  Motapa has defined four prospective regions within the extensive Mulonga Plain anomaly through prior heavy mineral sampling, airborne magnetics and reconnaissance drilling. The 2005 drill program was designed to test the easternmost of these prospective regions and followed on from completion and interpretation of an airborne gravity survey in late 2004.

Core samples from this drill program have been sent to Cape Town for kimberlite indicator mineral recovery and analysis. These results are anticipated during the first quarter 2006 and will be used to formulate plans for ongoing work on the easternmost prospective region of the Mulonga Plain anomaly.

Commenting on the results, Motapa’s CEO Dr. Larry Ott noted: “The extensive Mulonga Plain diamond and kimberlite indicator mineral anomaly remains highly prospective for discovery.  This program has provided an initial drill test of one of four well defined indicator mineral dispersions.  The remaining three areas, in the central and western portions of the Mulonga Plain remain essentially untested and results of this program should add considerably to our understanding of kimberlite indicator mineral dispersion within the Mulonga Plain and better constrain likely source kimberlite areas.”

Kashiji Plain

This licence area is located in northwest Zambia, adjacent to the Angolan border.  Prior work by Motapa has recovered 22 microdiamonds in association with numerous kimberlitic ilmenites.  Work in 2005 focused on interpretation of results from the field work of 2004 in two discrete areas of anomalous kimberlite indicator mineral and diamond recoveries.    No field work was carried out on the Kashiji or Lukulu licences in 2005.

Goedgevonden

Caledonia holds prospecting rights over the Goedgevonden diamond bearing kimberlite pipe. This property is located approximately 20km north of the Stilfontein gold mine in the Klerksdorp district of the North West Province in South Africa and 200km south west of Johannesburg.

Previous prospecting activities carried out in the mid 1970’s on Goedgevonden indicate that the pipe is oval in shape and covers a surface area of approximately 0.27 hectares.  This work also confirms that the pipe was drill intersected at a depth of 425 meters, and that further down, dip extensions remain undefined.  Previous drilling reported an average diamond content of 35 to 45 cpht, with one hole yielding 65 cpht.

A preliminary drilling program conducted in 2002 consisted of 7”, 8” and 12” diameter reverse circulation drill holes, followed by the collection of the drill samples and diamond recovery.  Four holes were drilled in the centre of the pipe, three to a depth of 150 meters, and the other to 120 meters.  The three remaining holes were drilled to delineate the pipe in more detail.  All of the seven holes drilled entered the kimberlite at a depth of about 6 meters, and the four centrally-located holes were stopped whilst still in the kimberlite.  A total of about 56 tonnes of drilling sample was collected and processed through a Van Eck and Lurie dense-media separation (“DMS”) plant and wet Sortex machine. A fair portion of the diamonds recovered from the drilling were gem quality with a notable tendency toward pink coloured diamonds.  From the diamond recoveries it was confirmed that the Goedgevonden pipe was diamondiferous, and sufficient gem-quality diamonds were recovered to warrant a larger bulk sample.  Geological interpretive work was completed during 2003 but there was no exploration activity on this property during 2004 or 2005 as corporate resources were concentrated on Caledonia’s other projects which were considered to be of higher priority in adding shareholder value.

BASE METALS

Nama

Caledonia Nama Limited, a wholly owned subsidiary of Caledonia, holds five contiguous exploration licences in northern Zambia which host open-pittable near-surface cobalt/copper mineralization.  The 2001/2002 soil sampling program carried out jointly by Caledonia and BHP Billiton was completed over the majority of the remaining licence area.  This program identified a number of high priority anomalous targets within the required geological setting.  These targets should be followed up in the search for larger, deeper, sulphide ore bodies. With the recent substantial increase in the price of copper, Caledonia will search for joint venture partners for the exploration of the potential deeper sulphide-ore zones.

In the second quarter of 2004, a mini bulk sample was excavated at Nama and underwent successful screening tests and heavy media/gravity separation tests in South Africa. Following encouraging results, it is now planned to excavate a larger sample, in conjunction with a cobalt end-user, which will be screened and processed on site to produce a suitable cobalt concentrate for further testing. If the test is successful and satisfactory economic terms are obtained, it is expected that a long-term supply contract for the Nama cobalt/copper concentrate will be negotiated with a smelter or other end users. However, these tests and initial discussions have been more extensive than first expected and continue with a number of potential end-users and possible joint venture partners.

Kadola

This large exploration property consisting of three contiguous licence areas was previously joint ventured with Cyprus Amex and is prospective for copper and cobalt. With the recent substantial increase in the price of copper, Caledonia is holding discussions with potential joint venture partners for the exploration of the copper/cobalt potential of Kadola.

The Kadola properties also include the Eureka gold/copper/pyrite anomaly. With the significant increase in the price of gold and copper, this project area will be re-evaluated for either joint-venture or for further work by Caledonia.

OUTLOOK

The outlook for the aforementioned exploration properties is difficult to quantify.  Exploration by its nature is speculative with a high degree of risk accompanied by the potential for high returns.  Caledonia manages this risk by using well-qualified exploration professionals, senior mining company joint venture partners and by exploring in areas which are considered as having a better than average potential for discovery.  The recent increases in the prices of precious and base metals should improve exploration expenditures of the major mining companies and could improve the likelihood of Caledonia negotiating joint venture agreements for its remaining wholly-owned exploration properties.

STRATEGIC ALLIANCES

Exploration is a high-risk, high-cost but potentially high-reward business.  Caledonia’s strategy in this area is to position itself to participate in a significant part of the “reward” through joint venture interests in order to minimize early exploration costs.  Details of the strategic alliances with joint venture partners have been discussed above.

Caledonia currently has two joint venture interests in place, each of which is presently conducting aggressive diamond exploration programmes.  Caledonia intends to continue to focus its exploration activities of prospective properties by developing the properties through strategic alliances with senior producers.

SOUTH AFRICAN MINERALS LEGISLATION

In terms of the Minerals and Petroleum Resources Development Act (No 28 of 2002) (‘MPRDA”) and implemented May 1, 2004, all “old order” mineral rights in South Africa are required to be converted to “new order” rights, by a process of re-applying for these rights. All inactive (immediately preceding May 1, 2004) prospecting and mining rights were required to apply for conversion by April 30, 2004. Active prospecting rights conversion applications close on April 30, 2006 and active mining rights conversion on April 30, 2009.

The status of Caledonia’s South African rights is as follows:

PROPERTY	ACTIVE/INACTIVE	APPLICATION LODGED	STATUS AT 31 DEC 2005
Barbrook Mining Licence	Active	Due By April 30, 2009	Not applicable
Eersteling/Zandrivier Mining Licence	Active	Due By April 30, 2009	Not applicable
Marabastad Mineral Rights (Eersteling)	Inactive	March 10, 2005	Awaited
Rooipoort Prospecting Permit	Active	Due April 30, 2006	Application in prep.
Grasvally Mineral Rights Ptn 9, 11, 13, 14, 16 (Rooipoort)	Active		New Order rights granted May 4, 2005.
Grasvally Mineral Rights Ptn 8, 29 (Rooipoort)	Inactive	April 1, 2005	Awaited
Grasvally Ptn 17, 20 (Rooipoort)	New order application	May 11, 2005	Awaited
Goedgevonden/Syferfontein Prospecting Permit	Inactive	April 14, 2005	Awaited
Eleazar	New order application	May 3, 2005	Awaited

Apart from various technical requirements for conversion the new legislation requires that companies give attention to:

“MPRDA”

Section 2(d): substantially and meaningfully expand opportunities for historically disadvantaged persons, including women, to enter the mineral and petroleum industries and to benefit from the exploitation of the nation’s mineral and petroleum resources;”

Mining Charter

This document was formulated in negotiation between government and the mining industry as largely represented by the Chamber of Mines of South Africa and organised labour.

The Mining Charter seeks to address the implementation of section 2(d) in practical and measurable terms. Lack of clarity as to the status of prospecting under the Mining Charter has led to considerable debate and confusion in terms of the ability of companies involved in early stage prospecting work to meet or even indicate their commitment to meeting the terms of the Mining Charter, even before any sort of mineral resource has been established. This in part has been the cause of considerable delays in processing of the thousands of applications submitted as part of this process.

ENVIRONMENTAL POLICY

Caledonia is committed to maintain the highest environmental standards such that its operations and/or its products do not present an unacceptable risk to its employees, its customers, the public or the environment.

Caledonia and its subsidiaries operate under Caledonia’s Environmental Policy that encompasses the following:

▪

Caledonia directs its employees and its subsidiary companies to conduct their exploration and operations activities in a professional, environmentally responsible manner, in compliance with all applicable legislation and policies in the jurisdictions in which they undertake business.

▪

Caledonia liaises closely with the applicable government regulatory bodies and the public to optimize communication and an understanding of Caledonia’s activities in relation to environmental protection.

▪

Caledonia is committed to the diligent application of technically proven, economically feasible, environmental protection measures throughout its exploration, development, mining, processing and decommissioning activities.

▪

Caledonia on a regular ongoing basis monitors its environmental protection management programs to ensure their compliance with the applicable regulatory requirements.

It is the responsibility of all the employees of Caledonia and its subsidiaries to carry out their employment activities in accordance with this code of practice. Operational line management has the direct responsibility for regular environmental protection management.

INVESTING

During 2005, Caledonia invested $5.3 million in capital assets and mineral properties as compared to $3.8 million in 2004 and $2.3 million in 2003.  The majority of the $5.3 million invested in 2005 was spent in South Africa on Barbrook, Eersteling, Rooipoort and Roodepoort.

FINANCING

During the year, $6.6 million was raised from private placements, exercise of warrants and options as compared to $14.3 million in 2004 and $9.5 million in 2003 (all net of issue costs).

The majority of these funds are being used to finance the expansion of the metallurgical plant at Barbrook and exploration activity on the Company’s most prospective projects.

Caledonia and its subsidiaries are completely debt-free.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2005, the Company had a working capital deficit of $325 as compared to a surplus of $6.4 million at December 31, 2004 and $3.8 million at December 31, 2003. During January 2006, additional shareholder funds were introduced to cover the deficit.   Cash, including short term deposits, decreased from $6.5 million at the end of 2004 to $1,076 at December 31, 2005.

During 2005, Caledonia raised $4.7 million in equity financing net of expenses from private placements by issuing 52,738,888 common shares and $1.9 million from the exercise of 16,863,962 common share purchase warrants. Details of financing activities are presented in note 5 (b) of the notes to the consolidated financial statements. During 2006, it is expected that further cash requirements of Caledonia will be met from equity financing activity and cash flow from gold production at Barbrook.

The following table summarizes cash flows and cash on hand ($ thousands):

	2005	2004	2003
Cash	$1,076	$6,470	$4,179
Working capital	(325)	6,419	3,783
Cash provided (used) by operating activities	(6,895)	(8,210)	(4,848)
Cash provided (used) by investing activities	(5,284)	(3,813)	(2,279)
Cash provided (used) by financing activities	6,785	14,314	9,442

USES OF LIQUIDITY

The anticipated significant increase in gold production at Barbrook Mine following commissioning of the expanded metallurgical facilities will generate cash flow in 2006.  However, if funds fall short of requirements, Caledonia will undertake financing options such as private placements with private investors, and if this is still insufficient for its needs, will investigate either project joint ventures or project bank funding.   The funds raised by the 2005 financing together with anticipated cash inflows in 2006 have been and will be used mainly by Caledonia on its exploration, development and production activities such as:

•

at Barbrook by developing shaft access to ore resources below the 10 Level and to the east along strike, providing continuity of the mining operations, making capital additions to the Barbrook metallurgical plant, such as a Biox® circuit;

•

by further drilling/possible bulk sampling and processing of material from Caledonia’s Goedgevonden Diamond Project;

•

by further drilling at Caledonia’s Rooipoort PGE/Ni/Cu Project;

•

by further bulk sampling and concentration test work on Caledonia’s Nama Cobalt/Copper Project, and

•

by further exploration in respect of Eersteling Mine to establish the prospects of re-opening it.

The funds raised will be sufficient to move forward with the direct development of the above assets if the projects are proven to be economically and technically justified.  The Mulonga Plain joint venture with the BHP Entity is subject to joint venture agreements and is entirely funded by the joint venture partner through to commercial production. Similarly, the Kikerk Lake joint venture with Ashton Mining is fully funded by Ashton. Caledonia continues to actively review the benefits, to Caledonia and its shareholders, of seeking new joint venture partners for most, if not all of its exploration properties.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The Company does not have any significant long-term contractual obligations or commercial commitments other than its responsibilities pursuant to two joint venture agreements discussed elsewhere in this document. The company has minor obligations in respect of licence fees for its exploration and mining properties some of which are paid in full by Caledonia’s joint venture partners.

QUARTERLY DATA (unaudited)

Selected Financial Highlights - 2005

$000’s except per share amount	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Balance Sheet
Current assets	$ 4,389	$ 3,923	$ 1,244	$ 2,264	$ 2,264
Capital assets	7,005	7,141	6,897	9,156	9,156
Mineral properties	10,286	10,859	11,452	10,839	10,839
Shareholders’ equity	20,429	20,353	18,199	19,372	19,372
Operations
Revenue	481	965	743	453	2,642
Operating costs	1,748	2,393	2,052	1,724	7,917
Costs and expenses	519	1,848	1,255	783	4,405
Net (loss) for the period	(1,786)	(3,276)	(2,564)	(2,054)	(9,680)
Net (loss) per share (2)	(0.007)	(0.011)	(0.004)	(0.006)	(0.031)

Selected Financial Highlights – 2004

$000’s except per share amount	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Balance Sheet
Current assets	$11,621	$13,022	$9,753	$7,481	$7,481
Capital assets	8,484	9,411	9,731	7,158	7,158
Mineral properties	7,395	7,891	8,454	8,948	8,948
Shareholders’ equity	25,362	28,882	26,646	22,181	22,181
Operations
Revenue	140	30	202	469	841
Operating costs	1,315	1,396	2,054	1,686	6,451
Costs and expenses (1)	563	69	398	3,352	4,382
Net (loss) for the period	(1,725)	(1,435)	(2,250)	(4,569)	(9,979)
Net (loss) per share (2)	(0.007)	(0.005)	(0.008)	(0.015)	(0.034)

(1)

Includes a write down of mineral rights and capital assets at Eersteling in South Africa in the fourth quarter of $1,062.

(2)      Represents basic and fully diluted loss per share in $ per share.

The fluctuations in the operating costs and revenue through the year related to changes in activity at Barbrook as early modifications were made to the gold plant followed by a full-scale plant expansion in the fourth quarter. This capital expansion is also reflected by the increase in capital assets in the fourth quarter.  Gold production at Barbrook remained below target, due to poor metallurgical recoveries in the second half of the year together with reduced plant operation.  The expanded metallurgical plant is now treating higher tonnages and these are expected to increase over the first half of 2006, in addition efforts are continuing to reach targeted metallurgical recovery levels. A significant increase in gold recovery was obtained in February 2006 and is continuing into March.

CRITICAL ACCOUNTING POLICIES

Nature of Business

The Company is engaged in the acquisition, exploration and development of mineral properties for the exploitation of base and precious metals.  The ability of the Company to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

Basis of Presentation

These financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Measurement Uncertainties

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties.  Management’s calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs.  The amount ultimately recovered could be materially different than the estimated values.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company together with all its subsidiaries.  All significant inter-company balances and transactions have been eliminated on consolidation.

The Company’s consolidated subsidiaries (all 100% owned) are Barbrook Mines Limited  ("Barbrook"), Eersteling Gold Mining Company Limited (100% owned since June 2004) ("Eersteling") Greenstone Management Services (Proprietary) Limited, Fintona Investments (Proprietary) Limited, Maid O’ Mist (Proprietary) Limited, Caledonia Mining (Zambia) Limited, Caledonia Kadola Limited, Caledonia Nama Limited, Caledonia Western Limited and Mulonga Mining Limited.

Revenue Recognition

Revenue from the sale of precious metals is recognized when the significant risks and rewards of ownership are transferred to the buyer and collection is reasonably assured.

Capital Assets

Producing Assets

Producing assets are recorded at cost less grants, accumulated amortization and write-downs.  Producing plant and equipment assets are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Other producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  Barbrook re-commenced commercial operations during 2003 and, as such, has been presented as a producing asset in these financial statements.

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  At the time of commercial production, the assets are reclassified as producing. During non-producing periods, no amortization is recorded.

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method as described above. Barbrook re-commenced commercial operations during 2003 and, as such, has been presented as a producing asset in these financial statements.

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Company or through its participation in joint ventures are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned.

A decision to abandon, reduce or expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral property leases, and the general likelihood that the Company will continue exploration on the project.  However, based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights.  The amounts shown for non-producing resource properties do not necessarily reflect present or future values.

Strategic Alliances

The Company has entered into various agreements under which the participants earn a right to participate in the mineral property by incurring exploration expenditures in accordance with the conditions of the agreements. Upon satisfaction of the conditions of the agreement a joint venture may be formed with customary joint venture terms and provisions and then accounted for on a proportionate consolidation basis. Until a joint venture is formed only the expenditures on the properties incurred by the Company are reflected in these financial statements.

Foreign Currency Translation

Balances of the Company denominated in foreign currencies and the accounts of its foreign subsidiaries are translated into Canadian dollars as follows:

(i)

monetary assets and liabilities at period end rates;

(ii)

all other assets and liabilities at historical rates, and

(iii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains or losses arising on these translations are reflected in income in the year incurred.

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

Stock Based Compensation

The Company has adopted the new accounting standard of the CICA for the accounting of stock-based compensation expense effective January 1, 2002 on a prospective basis.  Under this standard, compensation expense on stock options granted to non-employees is recorded as an expense in the period the options are vested using the fair value method estimated by using the Black-Scholes Option Pricing Model.

During 2002, the Company reported compensation expense associated with stock options granted to directors, officers and employees as pro-forma information. Effective January 1, 2003, the Company commenced recording compensation expense for stock options granted to directors, officers and employees in the Consolidated Statements of Operations using the same method as for non-employees described above.

Any consideration paid by directors, officers, employees and non-employees on exercise of stock options or purchases of shares is credited to share capital.

CHANGES IN CANADIAN ACCOUNTING RECOMMENDATIONS

2003

Effective January 1, 2003, the Company adopted the new recommendations of the CICA in Handbook Section 3870, “Stock-based compensation and other stock-based payments”.  Section 3870 is applied prospectively to all stock-based payments granted on or after January 1, 2003.  The Company has chosen to reflect the stock-based compensation as an expense in the statement of operations from that date.

Effective January 1, 2003, the Company adopted a new accounting standard of the CICA in respect of the impairment or disposal of long-lived assets. During the year, the Company reviewed the carrying value of numerous long-lived assets under the new standard resulting in the recording of valuation adjustments as disclosed in Note 3 of the financial statements.

2004

The Company has adopted the accounting guidelines issued by the CICA in respect of hedging relationships for Canadian reporting purposes. The new guidelines will be applied at such time as Caledonia undertakes any hedging contracts.

Effective January 1, 2004, the Company has adopted CICA 1100, Generally Accepted Accounting Principles. CICA 1100 describes what constitutes Canadian GAAP and its sources.

Effective January 1, 2004, the Company has adopted the new CICA rules concerning the accounting for asset retirement obligations.  The adoption of this rule has brought Canadian and US GAAP into alignment. For Canadian reporting purposes the new rules have been adopted retrospectively to January 1, 2002.

2005

The Company has adopted the accounting guideline issued by the CICA in respect of consolidation of variable interest entities effective for years after November 1, 2004.  The Company has reviewed its interests and determined that the new guideline has not had a material effect on the results of operations and financial condition of the Company.

SUPPLEMENT TO THE FINANCIAL STATEMENTS

As at March 18, 2006 the following equity instruments were outstanding:

386,152,762 common shares and the following options and warrants:

Number	Description	Exercise Price	Validity
16,898,000	Common share purchase options	Average $0.21	Various until February 1, 2015
17,850,000	Common share purchase warrants	$0.20	Until December 28, 2007
10,000,000	Common share purchase warrants	$0.20	Until January 31, 2008
2,715,476	Common share purchase warrants	$0.20	Until February 2, 2008
2,722,150	Common share purchase warrants	$0.20	Until February 3, 2008

FORWARD LOOKING STATEMENTS

This annual report contains certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in this annual report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles applied in Canada and, where appropriate, reflect management’s best estimates and judgement. The financial information presented throughout this report is consistent with the data presented in the consolidated financial statements.

Caledonia maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced. Our independent auditors have the responsibility of auditing the consolidated financial statements and expressing an opinion on them.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of two unrelated directors and one who is unrelated except for the provision of remunerated legal services to the Company. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

The consolidated financial statements have been audited on behalf of the shareholders by the Company’s independent auditors, BDO Dunwoody LLP, in accordance with generally accepted auditing standards in Canada and the standards of the Public Accounting Oversight Board (United States).  The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

(Signed)

(Signed)

S. E. Hayden

 M. D. Tombs

President and Chief Executive Officer

Vice-President, Finance and Chief Financial Officer

BDO Dunwoody LLP LLP Chartered Accountants And Advisors	Royal Bank Plaza P.O. Box 32 Toronto Ontario Canada M5J 2J8 Telephone: (416) 865-0200 Telefax: (416) 865-0887

Auditors’ Report

To the Shareholders of

Caledonia Mining Corporation

We have audited the consolidated balance sheets of Caledonia Mining Corporation as at December 31, 2005 and 2004 and the consolidated statements of deficit, operations and cash flows for each of the years in the three year period ended December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States).   Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Ontario

March 10, 2006

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in the summary of significant accounting policies.  Our report to the shareholders dated March 10, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants

Toronto, Ontario

March 10, 2006

Caledonia Mining Corporation

Consolidated Balance Sheets

(in thousands of Canadian dollars)

December 31	2005	2004
Assets
Current
Cash and cash equivalents	$1,076	$6,470
Accounts receivable	768	316
Inventories	90	508
Prepaid expenses	330	187
	2,264	7,481
Investment at cost (Note 1)	79	79
Capital assets (Note 2)	9,156	7,158
Mineral properties (Note 3)	10,839	8,948
	$22,338	$23,666

Liabilities and Shareholders’ Equity
Current
Bank overdraft	$197	$ -
Accounts payable	2,392	1,062
	2,589	1,062
Asset retirement obligation (Note 4)	377	423
	2,966	1,485

Shareholders’ Equity
Share capital (Note 5 (b))	180,053	173,304
Contributed surplus (Note 5 (c))	923	480
Broker Warrants (Note 5 (d))	-	321
Deficit	(161,604)	(151,924)
	19,372	22,181
	$22,338	$23,666

On behalf of the Board:

(Signed)

_______________________________

Director

J.Johnstone

(Signed)

_______________________________

Director

F.C Harvey

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation

Consolidated Statements of Deficit

(in thousands of Canadian dollars)

r the years ended December 31	2005	2004	2003
Deficit, beginning of year	($151,924)	($141,945)	($127,449)
Net (loss) for the year	(9,680)	(9,979)	(14,496)
Deficit, end of year	($161,604)	($151,924)	($141,945)

Consolidated Statements of Operations

(in thousands of Canadian dollars except share and per share amounts)

r the years ended December 31	2005	2004	2003
Revenue and operating costs
Revenue from sales	$2,642	$841	$646
Operating costs	7,917	6,451	3,630
Gross profit (loss)	(5,275)	(5,610)	(2,984)

Costs and expenses
General and administrative	3,001	1,984	1,276
Interest	13	175	127
Amortization	1,243	800	438
Other expense (income) (Note 8)	(4)	361	(50)
Write down of mineral properties and capital assets	152	1,062	9,759
	4,405	4,382	11,550

(Loss) before non-controlling interest	(9,680)	(9,992)	(14,534)
Non-controlling interest (Note 13)	-	(13)	(38)
Net (loss) for the year	($9,680)	($9,979)	($14,496)

Net (loss) per share (Note 7)
Basic and fully diluted	($0.031)	($0.034)	($0.062)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

r the years ended December 31	2005	2004	2003
Cash provided by (used in)

Operating activities
Net (loss) for the year	($9,680)	($9,979)	($14,496)

Adjustments to reconcile net cash from operations (Note 9)	1,632	2,114	10,289

Changes in non-cash working capital balances (Note 9)	1,153	(345)	(641)

(6,895)	(8,210)	(4,848)

Investing activities
Expenditures on capital assets and mineral properties	(5,284)	(3,813)	(2,279)
	(5,284)	(3,813)	(2,279)

Financing activities
Loan payable	-	-	(69)
Bank overdraft	197	-	-
Issue of share capital net of issue costs	6,588	14,314	9,511
	6,785	14,314	9,442

Increase (decrease) in cash for the year	(5,394)	2,291	2,315
Cash and cash equivalents, beginning of year	6,470	4,179	1,864
Cash and cash equivalents, end of year	$1,076	$6,470	$4,179

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

December 31, 2005, 2004 and 2003

Nature of Business

The Company is engaged in the acquisition, exploration and development of mineral properties for the exploitation of base and precious metals.  The ability of the Company to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

Basis of Presentation

These financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Measurement Uncertainties

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties.  Management’s calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs.  The amount ultimately recovered could be materially different than the estimated values.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company together with all its subsidiaries.  All significant inter-company balances and transactions have been eliminated on consolidation.

The Company’s consolidated subsidiaries (all 100% owned) are Barbrook Mines Limited  ("Barbrook"), Eersteling Gold Mining Company Limited (100% owned since June 2004) ("Eersteling") Greenstone Management Services (Proprietary) Limited, Fintona Investments (Proprietary) Limited, Maid O’ Mist (Proprietary) Limited, Caledonia Mining (Zambia) Limited, Caledonia Kadola Limited, Caledonia Nama Limited, Caledonia Western Limited and Mulonga Mining Limited.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand in operating bank accounts and money market funds maturing in less than three months.

Inventories

Inventories are stated at the lower of cost, which is determined on an average cost basis, and net realizable value.

Revenue Recognition

Revenue from the sale of precious metals is recognized when the significant risks and rewards of ownership are transferred to the buyer and collection is reasonably assured.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

December 31, 2005, 2004 and 2003

Capital Assets

Producing Assets

Producing assets are recorded at cost less grants, accumulated amortization and write-downs.  Producing plant and equipment assets are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Other producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  Barbrook re-commenced commercial operations during 2003 and, as such, has been presented as a producing asset in these financial statements.

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  At the time of commercial production, the assets are reclassified as producing.  During non-producing periods, no amortization is recorded.

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method as described above. Barbrook re-commenced commercial operations during 2003 and, as such, has been presented as a producing asset in these financial statements.

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Company or through its participation in joint ventures are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned.

A decision to abandon, reduce or expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral property leases, and the general likelihood that the Company will continue exploration on the project.  However, based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights.  The amounts shown for non-producing resource properties do not necessarily reflect present or future values.

Asset Impairment

Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognised based on the fair value of the assets.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

December 31, 2005, 2004 and 2003

Strategic Alliances

The Company has entered into various agreements under which the participants earn a right to participate in the mineral property by incurring exploration expenditures in accordance with the conditions of the agreements. Upon satisfaction of the conditions of the agreement a joint venture may be formed with customary joint venture terms and provisions and then accounted for on a proportionate consolidation basis. Until a joint venture is formed only the expenditures on the properties incurred by the Company are reflected in these financial statements.

Foreign Currency Translation

Balances of the Company denominated in foreign currencies and the accounts of its foreign subsidiaries are translated into Canadian dollars as follows:

(i)

monetary assets and liabilities at period end rates;

(ii)

all other assets and liabilities at historical rates, and

(iii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains or losses arising on these translations are reflected in income in the year incurred.

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

Change in Accounting Policies

(a) Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Standard 3110, “Asset Retirement Obligations”. This standard requires that a liability for retirement obligations, to be settled as a result of an existing law, regulation or contract, be recognized when incurred and recorded at fair value on a retroactive basis. The new standard has been applied retroactively to January 1, 2002 and results previously reported have been restated as necessary.

The restatement has resulted in the following notable adjustments (in thousands of Canadian Dollars)

	2003	2002
(Loss) for the period previously reported	(14,556)	(4,331)
(Loss) for the period restated	(14,496)	(4,446)
Basic and fully diluted earnings per share previously reported ($)	(0.063)	(0.023)
Basic and fully diluted earnings per share restated ($)	(0.062)	(0.023)
Total shareholder equity previously reported	17,182	22,151
Total shareholder equity restated	17,651	22,560
Total assets previously reported	19,335	24,767
Total assets restated	19,530	24,969

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

December 31, 2005, 2004 and 2003

(b)

Stock Based Compensation

The Company adopted the new accounting standard of the CICA for the accounting of stock-based compensation expense effective January 1, 2002 on a prospective basis.  Under this standard, compensation expense on stock options granted to non-employees is recorded as an expense in the period the options are vested using the fair value method estimated by using the Black-Scholes Option Pricing Model.

During 2002, the Company reported compensation expense associated with stock options granted to directors, officers and employees as pro-forma information. Effective January 1, 2003, the Company commenced recording compensation expense for stock options granted to directors, officers and employees in the Consolidated Statements of Operations using the same method as for non-employees described above.

Any consideration paid by directors, officers, employees and non-employees on exercise of stock options or purchases of shares is credited to share capital.

(c)

Impairment of Long-lived Assets

Effective January 1, 2003, the Company adopted the new accounting standard of the CICA in respect of the impairment or disposal of long-lived assets.  The new standard requires that a fair value determination be made for long-lived assets where indicators of impairment exist and the carrying amount of the long-lived assets are not recoverable.  Since adoption, the Company has continued to review the carrying value of numerous long-lived assets under the new standard resulting in the recording of valuation adjustments where applicable.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

1.

Investment at Cost

On May 9, 2002, the Company participated in a private placement of the purchase of shares of Motapa Diamonds Inc. (“Motapa”) in an amount of US$50 ($79 Canadian).  The shares of Motapa are listed on the TSX Venture Exchange in Canada.  Motapa Diamonds Inc. is participating in a strategic alliance with the Company on the Mulonga Plain diamond exploration project in Zambia. The market value of the shares as at December 31, 2005 is $25.

2.

Capital Assets

      2005

	Cost (1)	Accumulated Amortization	Net Book Value
Land - plant sites	$1,541	$ -	$1,541
Plant and equipment
- producing (2)	7,591	957	6,634
- non-producing (3)	747	-	747
Office equipment	934	831	103
Vehicles	451	320	131
	$11,264	$2,108	$9,156

      2004

	Cost (1)	Accumulated Amortization	Net Book Value
Land - plant sites	$1,541	$ -	$1,541
Plant and equipment
- producing (2)	4,967	497	4,470
- non-producing (3)	887	-	887
Office furniture	869	786	83
Vehicles	451	274	177
	$8,715	$1,557	$7,158

(1)

Cost is comprised of the original cost of the asset, less write-downs, removal of cost for disposals and government grants, and includes the capitalized value of the estimated asset retirement obligations.

(2)

The producing plant and equipment in 2005 and 2004 relates to the Barbrook operation.

(3)

The net book value of non-producing plant and equipment at December 31, 2005 and 2004 represents Eersteling.

The recoverability of the carrying amount of the Barbrook capital assets is dependent upon the availability of sufficient funding, the ability of the Company to bring the property into production, the price of gold, the exchange rate of the South African rand relative to the US dollar and the undertaking of a profitable mining operation. The recoverability of the carrying amount of the Eersteling capital assets is dependent upon the availability of sufficient funding to bring the property into profitable production or the value realized from the possible disposal of the assets.  As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

3.

Mineral Properties

      2005

	Cost (1)	Accumulated Amortization	Net Book Value
Producing:
Barbrook, South Africa - gold property	$6,675	$1,338	$5,337
Non-producing – care and maintenance:
Eersteling, South Africa - gold property	-	-	-
Non-producing - exploration:
Rooiport and Roodeport, South Africa	3,324	-	3,324
Nunavut, Canada	750	-	750
Stilfontein, South Africa	37	-	37
Zambia	1,391	-	1,391
	$12,177	$1,338	$10,839

          2004

	Cost (1)	Accumulated Amortization	Net Book Value
Producing:
Barbrook, South Africa - gold property	$6,132	$646	$5,486
Non-producing – care and maintenance:
Eersteling, South Africa - gold property	-	-	-
Non-producing - exploration:
Rooiport and Roodeport, South Africa	1,671		1,671
Nunavut, Canada	750	-	750
Zambia	1,041	-	1,041
	$9,594	$646	$8,948

(1)

Cost is comprised of the original cost of the asset, less write-downs, removal of cost for disposals and government grants.

The Company has entered into strategic alliances with third parties on a Canadian property and a Zambian property valued at $750 and $1,391 respectively.  The third parties may earn varying percentage interests in these properties by carrying out exploration work on the properties.

The recoverability of the carrying amount of the Canadian, South African and Zambian mineral properties is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the US dollar and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

4.

Asset Retirement Obligation

	2005	2004
Opening balance	423	353
Accretion expense	22	70
Foreign exchange loss (gain)	(68)	-
Closing balance	377	423

The asset retirement obligations relate to Barbrook Gold Mine and Eersteling Gold Mine and are estimates of costs of rehabilitation at the end of the mine life, adjusted annually for accretion expense at a rate of 5%.

5.

Share Capital

(a)

Authorized

An unlimited number of common shares.

An unlimited number of preference shares.

(b)

Issued

	Number of Shares	Amount
Common shares
Balance, December 31, 2002	211,795,270	$149,623
Issued pursuant to private placements	25,280,000	5,674
Warrants exercised	15,093,252	3,814
Shares issued from exercise of stock options	106,475	40
Balance, December 31, 2003	252,274,997	$159,151
Issued pursuant to private placements	45,388,175	13,392
Warrants exercised	3,449,114	761
Balance, December 31, 2004	301,112,286	$173,304
Issued pursuant to private placements	52,738,888	4,733
Warrants exercised	16,863,962	2,016
Balance, December 31, 2005	370,715,136	$180,053

(1)

During December 2002, the Company concluded the first closing of a private placement which raised proceeds gross proceeds of $1,680 resulting in the issuance of 6,720,000 units of common shares and common share purchase warrants. A total of 672,000 broker warrants were also issued which entitled the holder to purchase one common share at a price of $0.33 for a period of one year from the date of issue.  On January 6, 2003, the Company concluded the private placement with the second closing for gross proceeds of $1,320 resulting in the issuance of 5,280,000 units.  A further 528,000 broker warrants were issued under the same terms and conditions as noted above.  A value of $0.11 per warrant was assigned to the broker compensation warrants for total consideration of $58.  Share issue costs associated with the second closing have been charged to share capital in 2003 in an amount of $119.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

5.

Share Capital (continued)

(2)

During the third quarter of 2003, the Company concluded a private placement financing for $5,000 gross proceeds comprised of 20,000,000 units.  Each unit is comprised of one common share and one half common share purchase warrant issued at $0.25 per unit.  In addition, a total of 2,000,000 whole broker warrants were issued with each warrant exchangeable for one whole common share.  Whole warrants are exchangeable for shares at $0.35 per share for a period of eighteen months from the date of closing.  The 2,000,000 broker compensation warrants issued upon closing were assigned a value of $0.08 per warrant for total considerations of $160.  Share issue costs of $544 have been charged to share capital.

(3)

During the first half of 2004, Caledonia raised a gross amount $14,978 from a private placement by the issuance of 45,388,175 units consisting of one common share and one-half common share purchase warrant.  Each unit is priced at $0.33 per unit and the common share purchase warrants are exercisable for one common share at $0.55 per whole warrant for a period of eighteen months from the date of issuance.

The private placement agents were paid a commission of 9% of the gross proceeds raised and whole common share purchase warrants equal to 10% of the total units sold.  The agent compensation warrants are exercisable for one common share at $0.55 per warrant for a period of eighteen months from the date of issuance.  A total of 4,538,818 agent compensation warrants were issued at an assigned value of $161.  Cash commissions and expenses paid amounted to $1,425.

(4)

In June 2005, Caledonia successfully listed on the London Stock Exchange’s Alternative Investment Market (“AIM”) and placed a small float of shares into the AIM market in conjunction with a financing.  The financing on AIM raised a gross amount $3,534 from the issuance of 34,888,888 units consisting of one common share priced at $0.10.  Commissions and expenses paid amounted to $508 and have been charged to share capital in 2005.

(5)

In September 2005, the warrants described above were re-priced to $0.11 with the date of expiry extended to October 31, 2005.  As at that date, 16,863,962 warrants were exercised for gross proceeds of $1,855 while the remaining expired (see 5 (d) below).

(6)

During December 2005, the Company commenced a private placement to raise $3,496.  As at December 31, 2005, the first closing raised gross proceeds of $1,875 comprising 17,850,000 units. The balance of the offering was received by February 2006 upon completion of the second to fourth closings (see Note 14 below).  A total of 33,287,626 units priced at $0.105 were subscribed for all closings. Each unit consisted of one common share and one common share purchase warrant.  The common share purchase warrants are exercisable for one common share at $0.20 per whole warrant for a period of 24 months from the date of issuance.

The private placement agents were paid a commission of 9% of the gross proceeds raised. Cash commissions paid on the first closing amounted to $168 and has been charged to share capital in 2005.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

5.

Share Capital (continued)

(7)

The fair value of the broker warrants noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions for the periods ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Risk-free interest rate	-	2.25%	3.63%
Expected dividend yield	-	nil	nil
Expected stock price volatility	-	64-65%	48%
Expected option life in years	-	1	1

(c)

Stock Option Plans and Stock-Based Compensation

The Company has established incentive stock option plans (the "Plans") for employees, officers, directors, consultants and other service providers.  Under the Plans, as at December 31, 2005, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date
813,000	$ 0.330	February 9, 2008
9,950,000	$ 0.235	April 24, 2012
225,000	$ 0.345	June 2, 2012
710,000	$ 0.260	April 29, 2014
200,000	$ 0.260	August 15, 2014
4,000,000	$ 0.110	February 15, 2015
1,000,000	$ 0.140	July 10, 2010
16,898,000

The continuity of the options granted, exercised, cancelled and expired under the Plans during 2005, 2004 and 2003 are as follows:

	Number of Options	Weighted Avg. Exercise Price
Options outstanding at December 31, 2002	12,680,800	$0.29
Granted	500,000	$0.28
Exercised	(106,475)	($0.38)
Cancelled or expired	(1,175,625)	($0.50)
Options outstanding at December 31, 2003	11,898,700	$0.26
Granted	1,210,000	$0.26
Options outstanding at December 31, 2004	13,108,700	$0.26
Granted	5,000,000	$0.12
Cancelled or expired	(1,210,700)	($0.43)
Options outstanding at December 31, 2005	16,898,000	$0.21
Options exercisable at December 31, 2005	14,798,000	$0.22

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

5.

Share Capital (continued)

The options to purchase common shares noted above, have been granted to directors, officers, employees and service providers at exercise prices determined by reference to the market value of the common shares on the date of grant.  The vesting of options is made at the discretion of the board of directors at the time the options are granted. As of December 31, 2005 there are 8,487,000 stock options available to grant.

Effective January 1, 2003, the Company commenced recording compensation expense on a prospective basis in the Consolidated Statements of Operations for stock options granted to directors, officers, employees, consultants and service providers using the fair value method.  During 2005, stock option expense of $283 for the grant of 5,000,000 options was charged to expense and credited to contributed surplus (2004 - $195 for 1,210,000; 2003 - $76 for 500,000 options).

The continuity of contributed surplus is as follows:

Amount
Opening balance December 31, 2003	$285
Stock options granted	195
Closing balance December 31, 2004	480
Stock options granted	283
Compensation warrants expired	160
Closing balance December 31, 2005	$923

The fair value of compensation expenses noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions for the periods ended December 31, 2005, 2004 and 2003.

	2005	2004	2003
Risk-free interest rate	2.25%	2.25%	3.63%
Expected dividend yield	nil	nil	nil
Expected stock price volatility	73-100%	100-113%	48%
Expected option life in years	2-3	3	3

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(d)

Warrants

The Company has issued the following common share purchase warrants pursuant to private placements which are outstanding as of December 31, 2005:

Number of Warrants	Shares for Warrants	Exercise Price	Expiry Date
17,850,000	1 for 1	$0.20	December 28, 2007

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

5.

Share Capital (continued)

The continuity of warrants issued and outstanding is as follows:

Number of Warrants
Outstanding December 31, 2002	15,374,366
Issued pursuant to private placements	12,640,000
Issued to Broker	2,528,000
Exercised	(15,093,252)
Outstanding December 31, 2003	15,449,114
Issued pursuant to private placements	22,694,091
Issued to Broker	4,538,818
Exercised	(3,449,114)
Outstanding December 31, 2004	39,232,909
Exercised	(16,863,962)
Expired	(22,368,947)
Issued pursuant to private placements	17,850,000
Outstanding December 31, 2005	17,850,000

6.

Income Taxes

The Company’s effective tax rate, which differs from the combined federal and provincial statutory income tax rates, may be reconciled as follows:

2005

2004

2003

	$	%	$	%	$	%
Basic rate applied to pre-tax income (loss)	(3,496)	(36.12)	(3,609)	(36.12)	(5,319)	(36.6)
Losses and other benefits not recognized	3,496	36.12	3,609	36.12	5,319	36.6
	-	-	-	-	-	-

The Company and its subsidiaries have non-capital losses of approximately $27,482 which may be carried forward to reduce future taxable income.  The right to claim non-capital losses of $2,533, $1,584, $18,984, $3,611, $142 and $628 expires in 2016, 2015, 2011, 2010, 2009 and 2008 respectively.  The Company also has approximately $70,713 in capital losses which can be applied to reduce future capital gains.  The right to claim these capital losses is carried forward indefinitely but can only be claimed against capital gains.

The Company also has the following expenses which are available to be applied against future income for income tax purposes:

Canadian exploration and development expenses	$7,560
Foreign exploration and development expenses	$1,812

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

6.

Income Taxes (continued)

A valuation allowance had been recorded to offset the benefit of these non-capital losses and expenses in these consolidated financial statements as the realization thereof is not considered likely.

7.

Net (Loss) Per Share

The net (loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective fiscal years which amounted to 313,565,142 (2004 – 289,843,080; 2003 – 232,280,330).  Under the treasury method of calculating fully diluted loss per share, exercise of the outstanding stock options and warrants would be anti-dilutive in 2005, 2004 and 2003.

8.

Other Expense (Income)

Other expense (income) is comprised of the following:

	2005	2004	2003

Investment income	($57)	($152)	($51)
Foreign exchange (gain) loss	50	513	1
Loss on disposal of assets	3	-	-
	($4)	$361	($50)

9.

Statement of Cash Flows

Items not involving cash are as follows:

	2005	2004	2003
Amortization	$1,243	$800	$438
Write down of mineral properties and capital assets	152	1,062	9,759
Provision for site restoration	(46)	70	54
Non-controlling interest	-	(13)	(38)
Option grant expensed	283	195	76
	$1,632	$2,114	$10,289

The net changes in non-cash working capital balances for operations are as follows:

	2005	2004	2003
Accounts payable	$1,330	$272	($477)
Accounts receivable	(452)	(138)	(65)
Inventories	418	(422)	(86)
Prepaid expenses	(143)	(57)	(13)
	$1,153	($345)	($641)

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

10.

Financial Instruments

Unless otherwise noted, it is the opinion of management that the Company is not exposed to significant interest rate or credit risks arising from its financial instruments.  A significant portion of the Company’s assets and liabilities are denominated in South African rand.  Fluctuations in the value of the rand relative to the Canadian dollar could have a significant impact on the results of operations.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.  The Company does not use any derivative instruments to reduce its foreign currency risks.

11.

Related Party Transactions

The Company had the following related party transactions:

	2005	2004	2003
Management and administrative services paid or accrued to a company which employs the Company’s President(1)	$441	$225	$180
Interest paid to the Company’s President(2)	-	127	-
Consulting fees paid or accrued to the Chairman of the Board	275	-	-
Rent paid to a company owned by members of the President’s family	37	83	78
Legal fees paid to a company director	17	-	-
Interest paid to a company owned by members of the President’s family(3)	-	23	-
Sale of a motor vehicle to the President at a market-related price	-	114	-
Purchase of a motor vehicle from the President at a market-related price	-	16	-

(1)

In prior years the President delayed submitting regular expense claims due to the Company’s cash situation. During 2004 all outstanding claims were submitted and the amount due, including interest at market-related rates, was paid to him.

(2)

In prior years’ office rental payable to a company owned by members of the President’s family was not always paid.  During 2004 all outstanding amounts were paid, including interest at market-related rates.

These related party transactions were in the normal course of operations and are recorded at the exchange amount.  The Company has the following related party balances:

	2005	2004	2003
Included in accounts payable
- owing to a company that employs the Company’s President	$ -	$ -	$55
- owing to the Corporation’s President	-	3	-
- owing to the Chairman of the Board for consulting fees	85	-	-
- owing to directors/officers for unpaid salaries and/or directors’ fees	137	-	112

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

12.

Segmented Financial Information

The Company has been engaged directly or through subsidiaries in the production of and the exploration for precious metals in various geographical locations.

The Company’s operating segments have been identified based on geographic areas as follows:

	For the year ended December 31, 2005
	Corporate	South Africa	Zambia	Total
Revenue from sales	$ -	$2,642	$ -	$2,642
Operating costs	-	(7,917)	-	(7,917)
General and administrative	(3,001)	-	-	(3,001)
Interest	-	(13)	-	(13)
Amortization	-	(1,243)	-	(1,243)
Other income (expense)	39	(35)	-	4
Write down of mineral properties and capital assets	-	(152)	-	(152)
Net income (loss) for the year	(2,962)	(6,718)	-	(9,680)
Identifiable assets	2,042	18,857	1,439	22,338
Expenditures on capital assets & mineral properties	$ -	$4,934	$350	$5,284

	For the year ended December 31, 2004
	Corporate	South Africa	Zambia	Total
Revenue from sales	$ -	$841	$ -	$841
Operating costs	-	(6,451)	-	(6,451)
General and administrative	(1,676)	(308)	-	(1,984)
Interest	-	(175)	-	(175)
Amortization	-	(800)	-	(800)
Other income (expense)	5	(366)	-	(361)
Write down of mineral properties	-	(1,062)	-	(1,062)
(Loss) before the undernoted	(1,671)	(8,321)	-	(9,992)
Non-controlling interest	-	13	-	13
Net income (loss) for the year	(1,671)	(8,308)	-	(9,979)
Identifiable assets	7,181	15,395	1,090	23,666
Expenditures on capital assets & mineral properties	$ -	$3,813	$0	$3,813

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

12.

Segmented Financial Information (continued)

	For the year ended December 31, 2003
	Corporate	South Africa	Zambia	Total
Revenue from sales	$ -	$646	$ -	$646
Operating costs	-	(3,630)	-	(3,630)
General and administrative	(1,276)	-	-	(1,276)
Interest	-	(127)	-	(127)
Amortization	-	(438)	-	(438)
Other income (expense)	(26)	76	-	50
Write down of mineral properties	-	(225)	(9,534)	(9,759)
(Loss) before the undernoted	(1,302)	(3,698)	(9,534)	(14,534)
Non-controlling interest	-	38	-	38
Net (loss) for the year	(1,302)	(3,660)	(9,534)	(14,496)
Identifiable assets	5,000	13,486	1,044	19,530
Expenditures on capital assets & mineral properties	$ -	$2,140	$139	$2,279

13.

Acquisition of the Minority Interest of Eersteling Gold Mining Company Limited

On June 14, 2004, Eersteling Gold Mining Company Limited, a subsidiary of the Corporation acquired the remaining 3.6% minority shareholdings from the shareholders for a cash consideration of $26.  The transaction has been accounted for as a step-by-step acquisition by the Corporation, resulting in negative goodwill of approximately $746 which has been allocated on a pro-rata basis as a reduction of the non-monetary assets of the subsidiary.

14.

Subsequent Events

In February 2006, the Company concluded the private placement described in Note 5 (6) above with the second, third and fourth closings for gross proceeds of $1,621 resulting in the issuance of 15,437,626 units. Each unit consists of one common share and one common share purchase warrant. The private placement agents were paid a commission of 9% of the gross proceeds amounting to $146 and expenses paid of $17 were charged to share capital in 2006.

In March 2006, the Company   concluded an agreement, with Falconbridge Ventures of Africa (Pty) Ltd

(“Falconbridge”) to acquire a 100% interest in Falconbridge’s prospecting rights covering a total area of 4,315.81 hectares adjoining the Company’s Rooipoort project. This effectively doubles the area of Caledonia’s Rooipoort Project underlain by Bushveld Complex rocks with proven PGE potential. The purchase consideration for the property and the associated data is R1,500,000 (One million, five hundred thousand South African Rands, - approximately two hundred and seventy-eight thousand Canadian Dollars). In the event of any part of the property acquired being brought into production, Falconbridge will also be entitled to a royalty equal to 1.5% of the net smelter return on mineral production from the property. In addition, the Company is obligated to conduct work on the property and to comply with the work programmes submitted to the South African Department of Minerals and Energy (DME) in respect of the property, unless the DME agrees to any modifications. The Company will assume liability for annual payments to Mineral Rights Holders estimated at R51,000 for 2006. In

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

                                                                                                                            December 31, 2005, 2004 and 2003

the event of a Mining Licence being granted the Company would be obligated to purchase the Mineral Rights; the quantum cannot be determined until the specific areas affected have been identified.

15.

Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

(a)

Mineral Properties

US GAAP requires that expenditures on mineral properties with no proven reserves be reflected as expenses in the period incurred.

(b)

Employee and Directors Stock Options

Prior to 2003, the Company accounted for employee and director stock options under APB Opinion No.  25 under which, no compensation cost is recognized when the exercise price equals or exceeds the fair value at the date of grant. Effective January 1, 2003, the company has, for US reporting purposes, prospectively applied the fair-value recognition provisions of SFAS 123.

Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Company adopted the new CICA policy of accounting for stock based compensation. Compensation expense on stock options granted to directors, officers and employees, was not recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information. For 2002, a compensation expense was shown reflecting the intrinsic value attributable to stock options granted to directors, officers and employees.

Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Company commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model.

(c)

Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

(d)

Asset Retirement Obligations

In 2004, the Company adopted the Canadian GAAP standards of “Asset Retirement Obligations” which are consistent with SFAS No. 143, “Accounting for Asset Retirement Obligations”.  These standards address financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  These standards require that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The associated asset retirement costs are capitalized as part of the carrying value of the long-lived asset.  For Canadian accounting purposes, the Company adopted this standard during 2004 with retroactive restatement to 2002.  Under US GAAP the cumulative effect of the change in accounting principles is shown, with no retroactive restatement of the comparative figures.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

15.

Generally Accepted Accounting Principles in Canada and the United States (continued)

(e)

Marketable Securities

Under accounting principles generally accepted in Canada, unrealized gains and losses in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment of value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealised gains and losses are recognized in other comprehensive income unless there is deemed to be an impairment which is other than temporary.  Under FAS 115 the Company is accounting for the marketable securities as available for sale.

(f)       Warrants

 Under US GAAP the fair value of the warrants re-priced in Note 5(b)(5) are considered to be a benefit awarded to certain shareholders. This would be considered to be a deemed dividend to these shareholders. The fair value of the warrants was calculated using the Black-Scholes Option Pricing Model.  The assumptions used in the calculation are: Risk free interest rate – 2.77%; Expected dividend yield – nil; Expected stock volatility – 38%; Expected warrant life in years – 0.134.

(g)       Recently Issued United States Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123R (Revised) Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and is effective at the beginning of the first interim or annual period beginning after June 15, 2005. Public entities that file as small business issuers will be required to apply Statement 123R in the first interim or annual reporting period that begins after December 15, 2005. The Company has determined that this will have no effect on the Company’s consolidated financial position or results of operations.

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Non-monetary Assets, which eliminates an exception in APB 29 for recognizing non-monetary exchanges of similar productive assets at fair value and replaces it with an exception for recognizing exchanges of non-monetary assets at fair value that do not have commercial substance. The provisions in Statement 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this Statement will not have a significant effect on the Company's financial statements.

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. Statement 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

15.

Generally Accepted Accounting Principles in Canada and the United States (continued)

The impact of the foregoing on the financial statements is as follows:

(a) Income Statement

	2005	2004	2003
Loss for the year per Canadian GAAP	($9,680)	($9,979)	$(14,496)
Mineral property expenditure with no proven reserves (expensed) or previously expensed under US GAAP	(2,040)	(406)	9,081
Asset retirement obligation	-	-	(60)
Amortisation and closure accretion expense	-	-	(69)
Income before cumulative effect adjustment	($11,720)	($10,385)	($5,544)
Cumulative effect adjustment	-	-	559
Net income (loss)	($11,720)	($10,385)	($4,985)
Deemed Dividend	(171)	-	-
Net income (loss) available for common shareholders	($11,891)	($10,385)	($4,985)
(Loss) per share before cumulative effect adjustment	($0.038)	($0.036)	($0.024)
Cumulative effect adjustment per share	-	-	$0.002
Basic and diluted (loss) per share	($0.038)	($0.036)	($0.022)
Net income (loss)	($11,720)	($10,385)	($4,985)
Other comprehensive loss	(18)	(36)	-
Total comprehensive loss	($11,738)	($10,421)	($4,985)

(b) Balance Sheet

	2005	2004
Total assets per Canadian GAAP	$22,338	$23,666
Unrealised loss on marketable securities	(54)	(36)
Mineral properties with no proven reserves expensed	(4,693)	(2,653)
Total assets per US GAAP	$17,591	$20,977

Total liabilities per Canadian and US GAAP	$2,966	$1,485

Shareholders’ equity
Shareholders’ equity per Canadian GAAP	$19,372	$22,181
Mineral properties with no proven reserves expensed	(4,693)	(2,653)
Accumulated other comprehensive loss	(54)	(36)
Shareholders’ equity per US GAAP	$14,625	$19,492

Total liabilities & shareholder’s equity per US GAAP	$17,591	$20,977

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

15.

Generally Accepted Accounting Principles in Canada and the United States (continued)

(c) Cash Flow

2005		2004	2003
Cash provided by (used in)
Operating activities per Canadian GAAP	($6,895)	($8,210)	(4,848)
Mineral properties expenditure	(2,040)	(1,468)	(678)
Operating activities per US GAAP	(8,935)	(9,678)	(5,526)
Investment activities per Canadian GAAP	(5,284)	(3,813)	(2,279)
Mineral properties expenditure	2,040	1,468	678
Investment activities per US GAAP	(3,244)	(2,345)	(1,601)
Financing Activities per Canadian and US GAAP	6,785	14,314	9,442
Increase (decrease) in cash for the year	(5,394)	2,291	2,315
Cash and cash equivalents, beginning of year	6,470	4,179	1,864
Cash and cash equivalents, end of year	1,076	6,470	4,179

Directors and Management

BOARD OF DIRECTORS

OFFICERS

G.R. Pardoe (2) (3) (4)

S. E. Hayden

Chairman of the Board,

President and

Johannesburg, South Africa

Chief Executive Officer

       S. E. Hayden (2) (3)

J. Johnstone

President and

Vice President Operations

Chief Executive Officer

            and Chief Operating Officer

Johannesburg, South Africa

J. Johnstone

M.D. Tombs

Vice President Operations

Vice-President Finance

And Chief Operating Officer

and Chief Financial Officer

Mississauga, Ontario, Canada

Johannesburg, South Africa

F C. Harvey

 J. Smith

Retired Executive,

    Vice-President Exploration

Oakville, Ontario, Canada

 Cantabria, Spain

W. I. L. Forrest (1) (2) (3)

Business Executive

Nyon, Switzerland

C. R. Jonsson (1) (2) (3)

Principal of Tupper Jonsson

& Yeadon

Barristers & Solicitors

Vancouver, British Columbia,

Canada

       R.G. Fasel (1) (4)

Business Executive

Geneva, Switzerland

BOARD COMMITTEE MEMBERS

(1)  Audit Committee

(2)  Compensation Committee

(3)  Corporate Governance Committee

(4)  Nominating Committee

Corporate Directory

CORPORATE OFFICES

  SOLICITORS

Canada - Head Office

Borden Ladner Gervais LLP

Caledonia Mining Corporation

Suite 4100, Scotia Plaza

        Unit 9, 2145 Dunwin Drive

   40 King Street West

Mississauga, Ontario

Toronto, Ontario M5H 3Y4 Canada

L5L 4L9 Canada

Tel:  (905) 607-7543

Tupper, Jonsson & Yeadon

Fax: (905) 607-9806

1710-1177 West Hastings Street

   Vancouver, British Columbia

South Africa

V6E 2L3 Canada

Greenstone Management Services (Pty) Ltd.

P.O. Box 587

AUDITORS

Johannesburg 2000

BDO Dunwoody LLP

South Africa

Chartered Accountants

Tel:   (27) (11) 447-2499

   Suite 3300, 200 Bay Street

Fax:  (27) (11) 447-2554

   Royal Bank Plaza, South Tower

             Toronto, Ontario M5J 2J8 Canada

Zambia

Caledonia Mining (Zambia) Limited

            REGISTRAR & TRANSFER AGENT

        P.O. Box 36604

Equity Transfer Services Inc.

Lusaka, Zambia

   Suite 420 120 Adelaide Street West

Tel:  (260) (1) 29-1574

             Toronto, Ontario M5H 4C3 Canada

Fax: (260) (1) 29-2154

   Tel:  (416) 361-0152

   Fax: (416) 361-0470

       SHARES LISTED

The Toronto Stock Exchange Symbol “CAL”

BANKERS

NASDAQ OTC BB Symbol "CALVF"

            Canadian Imperial Bank of Commerce

        London “AIM” Market Symbol “CMCL”

6266 Dixie Road

   Mississauga, Ontario

   L5T 1A7 Canada

CAPITALIZATION at December 31, 2005

Authorised: Unlimited

Shares, Warrants and Options Issued:

Common Shares: 370,715,136

Warrants: 17,850,000

Options: 16,898,000

Web Site: http://www.caledoniamining.com

                Caledonia Mining Corporation

Unit # 9

2145 Dunwin Drive

Mississauga, Ontario, Canada

L5L 4L9

        Tel: (905) 607-7543

        Fax: (905) 607-9806

info@caledoniamining.com